UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 9)*


                              TODD SHIPYARDS CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                        Common Stock, $.01 Per Share Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     889039-10-3
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   August 10, 2000
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

          Check the following box if a fee is being paid with the statement. __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 9

          CUSIP NO. 889039-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Citizens Growth Properties

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Ohio

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.000%

          14.  TYPE OF REPORTING PERSON*

               CO

                                     SCHEDULE 13D
                                   Amendment No. 9

          CUSIP NO. 889039-10-3

          INTRODUCTION

          The ownership of shares of Common Stock of Todd Shipyards Corporation was reported in the initial filing of this Schedule 13D, which was filed with the Securities and Exchange Commission on December 17, 1992, as amended by Amendment No. 1, which was filed with the Securities and Exchange Commission on January 22, 1993, by Amendment No. 2, which was filed with the Securities and Exchange Commission on February 26, 1993, by Amendment No. 3, which was filed with the Securities and Exchange Commission on March 26, 1993, by Amendment No. 4, which was filed with the Securities and Exchange Commission on June 11, 1993, by Amendment No. 5, which was filed with the Securities and Exchange Commission on September 13, 1993, by Amendment No. 6, which was filed with the Securities and Exchange Commission on June 8, 1994, by Amemdment No. 7 which was filed with the Securities and Exchange Commission on November 3, 1997, and by Amendment No. 8 ("Amendment No. 8"), which was filed with the Securities and Exchange Commission on March 29, 2000.

          Since the filing of Amendment No. 8, one of the Reporting Persons (Citizens Growth Properties) has sold its Shares. The total number of Shares now held by the Reporting Persons is 1,371,800 Shares.

          The cover page for Citizens Growth Properties is hereby amended to read as shown in this Amendment No. 9. Item 5 is hereby amended to read as shown in this Amendment No. 9. All other cover pages and items remain unchanged from the previous filing of this Schedule 13D, as amended.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                    (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 1,371,800 Shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          Aries Hill Corp.                      40,000           0.412%

          Brent D. Baird (2)                    60,000           0.618%

          Anne S. Baird                         20,000           0.206%

          Cameron D. Baird                         100           0.001%

          Jane D. Baird                         65,000           0.670%

          Bridget B. Baird
            individually                        25,000           0.258%

            as successor trustee
            under an agreement
            dated 12/23/38 (3)                 110,000           1.113%

          The Cameron Baird                     93,200           0.961%
          Foundation

          Brian D. Baird
           individually                         19,400           0.220%

            as trustee of the
            Jane D. Baird
            trusts dated 6/15/87 (4)            24,000           0.247%
            as successor trustee
            f/b/o Jane D. Baird
            under an agreement
            dated 7/31/22 (3)                   65,000           0.670%

          Citizens Growth Properties                 0           0.000%

          Barbara P. Baird
            individually                        15,000           0.155%

            as custodian f/b/o
            Jonathan P. Baird (5)                5,300           0.055%

          Jeremy J. Baird                        5,300           0.055%

          Ruth R. Senturia                       5,500           0.057%

          First Carolina Investors,
          Inc.                                 700,000           7.215%

          Cinnamon Investors, Ltd.              45,000           0.464%

          Bruce C. Baird                        61,000           0.629%

          Belmont Contracting Co.,
          Inc.                                  10,000           0.103%

          Martha B. Senturia                     3,000           0.031%
                                                 _____           ______

                                 TOTAL       1,371,800          14.140%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 9,701,480 Shares (as reported in the Issuer's Form 10-Q as of July 2, 2000).

             (2) 15,000 of these Shares are held in a retirement plan for Brent D. Baird, and 10,000 of these shares are held in a pension plan for Brent D. Baird.

             (3) Jane D. Baird is the income beneficiary; the issue of Jane D. Baird are the remainder beneficiaries.

             (4) The grandchildren of Jane D. Baird are the beneficiaries of these trusts.

             (5) Jonathan P. Baird is a minor child of Barbara P. Baird and Brian D. Baird.

          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following sales of the Shares were effected during the past sixty days:

           Sale In The Name             Number of   Price/     Transaction
                  Of            Date    Shares      Share     Made Through


          Citizens Growth     6/19/00    4,000      8 3/8    Robotti & Co
          Properties          6/20/00    1,500      8        Robotti & Co
                              6/20/00      500      8 3/8    Robotti & Co
                              6/21/00    2,000      8 1/16   Robotti & Co
                              6/21/00    2,000      8 1/8    Robotti & Co
                              6/22/00    2,000      8 1/8    Robotti & Co
                              6/23/00    3,000      8 1/8    Robotti & Co
                              6/26/00    2,000      8 1/8    Robotti & Co
                              6/27/00    2,000      8 1/8    Robotti & Co
                              6/27/00    2,000      8        Robotti & Co
                              6/29/00      400      7 7/8    Robotti & Co
                              6/30/00    2,000      7 7/8    Robotti & Co
                              7/3/00     2,000      7 3/4    Robotti & Co
                              7/5/00     2,500      7 3/4    Robotti & Co
                              7/7/00     4,000      7 7/8    Robotti & Co
                              7/10/00    2,000      7 3/4    Robotti & Co
                              7/11/00    2,000      7 7/8    Robotti & Co
                              7/12/00    2,000      7 13/16  Robotti & Co
                              7/13/00    2,000      7 3/4    Robotti & Co
                              7/14/00    2,000      8        Robotti & Co
                              7/19/00    1,000      8        Robotti & Co
                              7/20/00    4,000      7 7/8    Robotti & Co
                              7/25/00    2,000      8        Robotti & Co
                              7/26/00    2,000      8        Robotti & Co
                              8/10/00    1,000      7 7/8    Robotti & Co
                              8/11/00    8,500      7 13/16  Robotti & Co
                              8/11/00   18,400      7 3/4    Robotti & Co


          (d)  Not applicable

          (e)  Not applicable

                                      SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 15th day of August, 2000.


          CITIZENS GROWTH PROPERTIES


          By: s/Brian D. Baird
                Brian D. Baird, Secretary